UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)

Pacific Health Care Organization, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

69439P209
(CUSIP Number)

Tom Kubota
2618 San Miguel Drive, #477
Newport Beach, California 92660
(949) 721-8272
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications)

January 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69439P209

1.	Names of Reporting Persons
Tom Kubota

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States of America
Number of	7.	Sole Voting Power
Shares		486,900(1)(2)
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		486,900(1)(2)
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
486,900(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
60.8%

14.	Type of Reporting Person (See Instructions)
IN

(1)  Includes 485,900 shares of the Issuer’s Common Stock and 1,000 shares of the Issuer’s Series A Preferred Stock owned by the Reporting Person.  The Series A Preferred Stock is convertible to Common Stock of the Issuer on a one-share for one-share basis, based on the number of shares of Series A Preferred Stock converted and not the number of votes represented by such converted shares of Series A Preferred Stock. The Series A Preferred Stock is convertible only by the holder thereof and is convertible at any time.  Each outstanding share of Series A Preferred Stock is entitled to vote as 20,000 shares of Common Stock.  In August 2017, the Reporting Person was awarded stock options to purchase 50,000 shares of Common Stock of the Issuer at an exercise price of $15.00 per share.  These options are subject to vesting conditions and do not vest until August 17, 2018.  The options are exercisable until August 17, 2022.  The Reporting Person has no rights of a shareholder in the shares underlying these options until they vest and are exercised.  Therefore the shares underlying the options have not been included.
 (2)  These shares are held in the name of the Tom Kubota Revocable Trust of 2013 (the “Trust”). The Reporting Person is the sole Trustee of the Trust and may be deemed to have voting and dispositive power over the shares held by the Trust.

EXPLANATORY NOTE

This Amendment No. 14 (“Amendment No. 14”), dated January 10, 2018, amends and supplements the original Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on June 27, 2008, relating to shares of Common Stock, $0.001 par value per share (“Common Stock”) of Pacific Health Care Organization, Inc. (the “Issuer”), as amended and supplemented by Schedules 13D/A-1 filed on August 28, 2008, Schedule 13D/A-2 filed on May 14, 2010, Schedule 13D/A-3 filed on May 14, 2010, Schedule 13D/A-4 filed on April 20, 2012, Schedule 13D/A-5 filed on May 21, 2013, Schedule 13D/A-6 filed March 12, 2014, Schedule 13D/A-7 filed April 30, 2014, Schedule 13D/A-8 filed on June 10, 2014, Schedule 13D/A-9 filed on June 17, 2014, Schedule 13D/A-10 filed on March 31, 2015, Schedule 13D/A-11 filed on November 16, 2015, Schedule 13D/A-12 filed on November 18, 2015, and Schedule 13D/A-13 filed on December 1, 2016 (collectively referred to herein as the “Schedule 13D”).  Only those items hereby reported in this Amendment No. 14 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Since the most recent filing of an amendment on Schedule 13D, on December 31, 2016, a 750 share grant of Common Stock awarded to the Reporting Person on December 31, 2015, vested to the Reporting Person.  The Reporting Person also made the following open market purchases of Common Stock:

Date	Number of Shares	Price per Share	Source of Funds
02/01/17	1,000	$12.40	Personal Funds
06/07/17	500	$14.00	Personal Funds
06/07/17	100	$14.95	Personal Funds
06/09/17	400	$14.00	Personal Funds
10/03/17	100	$15.00	Personal Funds
10/3/17	1,400	$14.20	Personal Funds
01/08/18	400	$20.00	Personal Funds

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The acquisitions described herein were not for the purpose of changing control of the Issuer.  Prior to and following the acquisitions described herein, the Reporting Person was and continues to be the Chief Executive Officer and President and Chairman of the board of directors (the “Board”) of the Issuer.  Prior to the acquisitions, the Reporting Person was the single largest holder of Common Stock of the Issuer, owning approximately 60.3% of the outstanding Common Stock of the Issuer.  The Reporting Person made the acquisitions outlined in Item 3 above because the shares were available for sale and he chose to acquire them.  The Reporting Person did not make the acquisitions described herein with intent to or for the purpose of effecting any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)           Through the Trust the Reporting Person beneficially owns 485,900 shares of Common Stock and 1,000 shares of Series A Preferred Stock of the Issuer.  Assuming conversion of the 1,000 shares of Series A Preferred Stock by the Reporting Person into 1,000 shares of Common Stock as of January 8, 2018, the Reporting Person would beneficially own approximately 60.8% of the Issuer’s Common Stock.  Such percentage ownership is based on a total of 801,000 shares of Common Stock outstanding, (800,000 shares of Common Stock outstanding as of January 8, 2018, and 1,000 shares of Common Stock that would be issued to the Reporting Person upon conversion of his 1,000 shares of Series A Preferred Stock convertible to shares of Common Stock of the Issuer).  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of Common Stock subject to securities exercisable or convertible into shares of Common Stock that are currently exercisable or exercisable within 60 days of January 8, 2018, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.  For purposes of this calculation, the Reporting Person has assumed that all outstanding shares of Series A Preferred Stock held by the Reporting Person will be convertible into shares of the Company’s Common Stock within 60 days of January 8, 2018.

(b)          As sole Trustee of the Trust, the Reporting Person has the sole power to vote or direct the vote of all shares held by the Trust.

(c)          Other than as disclosed herein, the Reporting Person has not engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

(e)          Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2018	By:	/s/ Tom Kubota
Tom Kubota

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